Exhibit 21.1

LIST OF SUBSIDIARIES

Entity (1)	Jurisdiction of Incorporation
Tier Partners, LLC	Delaware
Tier GP, Inc.	Delaware
Tier BT, Inc (2)	Delaware
Tier Business Trust	Maryland
Tier Operating Partnership LP(3)	Texas
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(1) Does not include subsidiaries of Tier Operating Partnership LP, which holds our investment assets.

(2) Tier BT, Inc. owns 100% of the interests of Tier Business Trust.

(3) As of December 31, 2013, Tier GP, Inc. was the sole general partner and owner of 17 general partnership units in Tier Operating Partnership LP, our operating partnership: Tier Business Trust was a limited partner and owner of approximately 263.7 million partnership units in Tier Operating Partnership LP; and Tier Partners, LLC was a limited partner and owner of approximately 36.0 million partnership units in Tier Operating Partnership LP. Noncontrolling interest not owned by us consists of 432,586 partnership units in Tier Operating Partnership LP.